STRONG SYSTEMS INCORPORATED
D/B/A STRONG SYSTEMS SOLUTIONS

FINANCIAL REPORT

September 30, 2016 and 2015

CONTENTS



INSIGHT accounting group

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Strong Systems Incorporated d/b/a Strong Systems Solutions
South Bend, IN

We have reviewed the accompanying financial statements of Strong Systems Incorporated d/b/a Strong Systems Solutions (a Limited Liability Corporation), which comprise the balance sheets as of September 30, 2016 and 2015, and the related statements of income and members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquires of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Insight Accounting Group, P.C.

Insight Accounting Group, PC

Goshen, IN
April 26, 2017

1832 West Lincoln Avenue ▸ Goshen, Indiana 46526 ▸ (574) 534-4040
3830 Edison Lakes Parkway ▸ Mishawaka, Indiana 46545 ▸ (574) 288-4801

STRONG SYSTEMS INCORPORATED
D/B/A STRONG SYSTEMS SOLUTIONS
BALANCE SHEETS
September 30, 2016 and 2015

	2016	2015
ASSETS		
Current assets		
Cash	$ 14,424	$ 27,215
Total current assets	14,424	27,215
Other assets		
Deferred income tax benefit	3,700	1,800
TOTAL ASSETS	$ 18,124	$ 29,015
LIABILITIES AND MEMBERS' EQUITY		
Liabilities	$ -	$ -
Members' equity		
Paid in capital	40,000	40,000
Members' equity	(21,876)	(10,985)
	18,124	29,015
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 18,124	$ 29,015

STRONG SYSTEMS INCORPORATED
D/B/A STRONG SYSTEMS SOLUTIONS
STATEMENTS OF INCOME AND MEMBERS' EQUITY
For the Years Ended September 30, 2016 and 2015

| | 2016 | | 2015 | |
	Amount	%	Amount	%
Net revenues	$ 4,109	100.00	$ 4,104	100.00
Operating expenses				
Outside services	3,300	80.31	2,400	58.48
Supplies	1,250	30.42	1,696	41.33
Advertising	1,200	29.20	1,200	29.24
Professional fees	-	-	500	12.18
Rent	7,200	175.23	7,200	175.44
Telephone	600	14.60	600	14.62
Utilities	1,670	40.64	1,613	39.30
General insurance	589	14.33	589	14.35
Property taxes	1,091	26.55	1,091	26.58
Total operating expenses	16,900	411.28	16,889	411.52
Income (loss) from operations	(12,791)	(311.28)	(12,785)	(311.52)
(Provision) benefit for income taxes	1,900	46.30	1,800	43.86
NET INCOME (LOSS)	(10,891)	(264.98)	(10,985)	(267.66)
Members' equity, beginning of year	(10,985)		-	
Members' equity, end of year	$ (21,876)		$ (10,985)	

STRONG SYSTEMS INCORPORATED
D/B/A STRONG SYSTEMS SOLUTIONS
STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2016 and 2015

	2016	2015
Cash flows from operating activities		
Net income (loss)	$ (10,891)	$ (10,985)
(Increase) decrease in assets		
Deferred tax asset	(1,900)	(1,800)
Net cash from operating activities	(12,791)	(12,785)
Cash flows from investing activities		
Increase in paid in capital	-	40,000
Net change in cash and cash equivalents	(12,791)	27,215
Cash and cash equivalents, beginning of year	27,215	-
Cash and cash equivalents, end of year	$ 14,424	$ 27,215

STRONG SYSTEMS INCORPORATED
D/B/A STRONG SYSTEMS SOLUTIONS
NOTES TO FINANCIAL STATEMENTS
September 30, 2016 and 2015

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

The following is a summary of the accounting policies adopted by the Company, which have a significant effect on the financial statements. The policies conform to accounting principles generally accepted in the United States of America and have been consistently applied.

Nature of Business
Strong Systems Solutions (the Company) is a business that was formed in July 2013, and whose planned principal operations are the design and service of specialized accounting/financial web based software to religious organizations. The Company is currently providing consulting services to religious organizations and is in the process of raising additional equity capital to begin designing and marketing the software. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to develop the software before another company develops a similar product.

Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash Equivalents
For purposes of the statements of cash flows, cash includes cash and cash equivalents with an initial maturity of three months or less.

Revenue Recognition
The Company recognizes revenue as products are shipped and as services are provided.

Subscription Receivable
Management closely monitors outstanding subscription receivables and charges off to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. As of September 2016 and 2015, there are no balances in the subscriptions receivable.

Concentration of Credit Risk
The Company maintained its cash at various financial institutions. At times, balances may exceed federally-insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant risk on cash. At September 30, 2016 and 2015, the Company had no uninsured cash balances.

Estimates and Assumptions
Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

STRONG SYSTEMS INCORPORATED
D/B/A STRONG SYSTEMS SOLUTIONS
NOTES TO FINANCIAL STATEMENTS
September 30, 2016 and 2015

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Effective September 30, 2016, the Company early adopted ASU 2015-17 Income Taxes, which removes the requirement to separate deferred tax assets and liabilities into current and noncurrent amounts in a classified balance sheet. All deferred tax assets and liabilities will instead be presented as noncurrent. The new standard was adopted to simplify the reporting of deferred taxes in the balance sheet.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Uncertain Tax Positions

In accordance with FASB ASC 740-10, the Company reviews its tax positions on an annual basis and does not take any position resulting in a deduction that, in their evaluation, will not be completely sustained under an audit by the applicable governing body. The Company recognized no interest or penalties on income taxes for the years ended September 30, 2016 and 2015.

NOTE 2 – INCOME TAXES

The Company incorporated as a limited liability corporation in Texas, and has elected to file its tax returns as a regular corporation.

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss carry forward.

The provision for income taxes of the Company consists of a deferred tax benefit for federal taxes. The Company is below the filing threshold for state taxes.

At September 30, 2016, the Company had net operating loss carryforwards totaling approximately $25,600, which expire in varying amounts from 2035 through 2036. The Company has not recorded a valuation allowance for deferred tax assets as the Company expects to fully utilize its net operating loss carryforwards.

NOTE 3 – LEASE COMMITMENT AND RENTAL EXPENSE

The Company leases office space from a third party on a month-to-month basis for $600 per month. Total rent expense for the years ended September 2016 and 2015 is $7,200.

STRONG SYSTEMS INCORPORATED
D/B/A STRONG SYSTEMS SOLUTIONS
NOTES TO FINANCIAL STATEMENTS
September 30, 2016 and 2015

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 26, 2017, the date which the financial statements were available to be issued.